FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For January 10, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated January 10, 2007

2.

Material Change Report dated January 10, 2007 (re: January 10/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  January 10, 2007

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

click here for printer-friendly PDF version

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Inmet Mining, Petaquilla and Teck Cominco Announce

Results of Petaquilla Feasibility Study Update

Toronto and Vancouver, Canada – January 10, 2007:   Inmet Mining Corporation (IMN-TSX), Petaquilla Minerals Ltd. (PTQ-TSX; PTQMF-OTCBB; P7Z-FWB) and Petaquilla Copper Ltd. (collectively “Petaquilla“) and Teck Cominco Limited (TCK.B-TSX; TCK-NYSE) are pleased to announce the results of the cost update to the 1998 feasibility study recently completed by AMEC Americas Limited (AMEC) concerning the Petaquilla copper project in Panama.

The cost update has concluded that the project will have a capital cost of US $1.7 billion (including working capital) and cash operating costs in years 1 to 10 of US $0.76 per pound of copper produced. Inmet, Petaquilla and Teck Cominco regard these results as encouraging.

Project description and ownership structure

In 1998, AMEC (then H. A. Simons) prepared a comprehensive feasibility study on the Petaquilla copper project in Panama. The recent cost update was based on the same operating parameters, which are summarized in Table 1 below:

Table 1 - Project summary

Mine production
Mineral resources under mine plan(1)	986 million tonnes
Mine life	23 years
Daily mill throughput	120,000 tonnes
Strip ratio (waste to ore)	0.97 to 1.00
Grades
Copper	0.5 percent
Gold	0.09 grams per tonne
Molybdenum	0.01 percent
Recoveries
Copper	90 percent
Gold	58 percent
Molybdenum	62 percent
Metal production – life-of-mine
Copper	4,445,000 tonnes
Gold	1,628,000 ounces
Molybdenum	59,500 tonnes
Metal production – average annual years 1 to 10
Copper	223,000 tonnes
Gold	87,000 ounces
Molybdenum	2,680 tonnes

1) The 1998 feasibility study, which was prepared before the adoption of National Instrument 43-101, estimated that the Petaquilla property contains the equivalent of approximately 1.1 billion tonnes of indicated mineral resources, grading 0.5 percent copper, 0.01 percent molybdenum and 0.1 grams per tonne of gold. This estimate included an assessment for mining dilution and recovery and was based on an open pit mine plan with an overall strip ratio of 1 to 1; a net smelter return cut-off of US $3.10 per tonne of ore; and a copper price of US $1.10 per pound. Each of Inmet, Petaquilla and Teck Cominco believes that the estimate continues to be relevant and reliable and uses mineral categories that are consistent with National Instrument 43-101. Accordingly, such estimate was used as the basis for the revision and update undertaken by AMEC of the 1998 feasibility study. However, a "qualified person" as defined under National Instrument 43-101 has not done sufficient work to classify this historical estimate as current mineral resources or mineral reserves.  This historical estimate is therefore not being treated as current mineral resources or mineral reserves by Inmet, Petaquilla and Teck Cominco and should not be relied upon as such.  In addition, mineral resources do not have demonstrated economic viability.

Inmet holds a 48 percent equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla currently holds a 52 percent equity interest. Teck Cominco has the right to acquire a 26 percent equity interest in Minera Petaquilla in return for funding 52 percent of all of the development costs for the project to commercial production. If Teck Cominco funds those development costs, it will recoup 26 percent of the development costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla. In lieu of receiving funding from Teck Cominco, Petaquilla may opt to finance the development costs for its 26 percent equity interest in the project, in which case Teck Cominco would have a direct 26 percent equity interest in the project.

Scope of work for the cost update

AMEC’s scope of work included an update of the existing preproduction and sustaining capital costs, an update of the operating costs and an update of the financial model.

In addition, AMEC conducted five trade-off studies as part of the update to consider opportunities to optimize the design of the project. These studies related to:

•

a concentrate pipeline to a Pacific port

•

grid power supply alternatives

•

the use of larger trucks and shovels in the mine

•

the use of a single-line semi-autogenous and ball mill grinding circuit

•

the use of larger flotation cells.

Where applicable, the results of the trade-off studies were incorporated into the cost update.

AMEC was not retained to provide, and is not responsible for, nor has it approved, the metal price, oil price, treatment and refining charges and freight pricing assumptions, which were provided by Inmet, Petaquilla and Teck Cominco. In the view of the companies, the assumptions used in the economic analysis set out below are reasonable in light of expected market conditions.

Economic analysis results

The results of the economic analysis, assuming a 60 percent debt scenario and a flat copper price for the life of the project of US $1.30 per pound are provided in table 2 below. The analysis was done in constant third quarter 2006 US dollars with no inflation of the revenues, capital costs or operating costs. However, the pre-production capital estimate does include a 2.5 percent escalation provision on capital during construction, a contingency of US $140 million and working capital. In addition, the following debt scenario was assumed:

•

pro rata drawdown of debt and equity

•

interest on the drawn-down debt accumulates

•

the first production year is an interest and principal payment holiday

•

a 10-year fixed principal repayment schedule

•

an interest rate on the debt of 7 percent per annum.

Table 2 - Economic analysis results (1)  (100 percent of project)

Assuming 60 percent debt
Net present value at 8 percent	US $287 million
Internal rate of return (2)	13.3 percent
Cash cost (average years 1 to10) (3)	US $0.76 per pound
Total cost (average years 1 to10) (4)	US $1.06 per pound

(1) Assumes four years to commencement of production.

(2) Includes sustaining capital and cost of financing development.

(3) Net of by-product credits.

(4) Includes depreciation.

Sensitivity analyses were also carried out assuming flat copper prices for the life of the project at US $1.10 per pound and US $1.50 per pound.

Table 2A below shows the change to the project’s net present value, internal rate of return and average cash cost for every US $0.10 per pound change in the copper price, using a discount rate of 8 percent.

Table 2A – Sensitivities on economic analysis results

Net present value	+/- US $210 million
Internal rate of return	+/- 4 percent
Cash cost (average years 1 to10)	+/- US $0.04 per pound

Capital costs

The preproduction capital cost for the project estimated by AMEC is US $1,708 million; the cost breakdown of this estimate is summarized in Table 3 below.

Table 3 – Capital costs

(millions)
Mine	US $301
Concentrator	349
Site and services	143
Port and power plant	214
General	227
Owners costs	126
Engineering, procurement and construction management	92
Contingency	140
Escalation	47
Working capital	69
Total	US $1,708

Total sustaining capital is estimated at US $473 million over the life of the mine. Most of the sustaining capital cost is for replacement of, and additions to, the mine and plant mobile equipment.

Operating costs

Life of mine (LOM) site operating costs assuming a copper price of US $1.30 per pound are shown in table 4 below. The assumptions made for oil, steel and concentrate marketing terms were based on the recent relationship between those elements of costs and copper prices. The oil, steel and concentrate marketing pricing used to estimate costs shown in table 4 are detailed in table 4A.

Table 4 – Life-of-mine average operating costs

(US dollars per tonne of ore milled)
Mine	US $1.89
Mill	3.26
Plant	0.52
General and administration	0.38
Total	US $6.05

Table 4A – Parameters for determining operating costs

Parameters	Units	Price
Copper	US$ per pound	1.30
Gold	US$ per ounce	500
Molybdenum	US$ per pound	6.50
Oil	US$ per barrel	45
Treatment and refining charges (1)	US$ per pound of copper produced	0.26
Ocean freight (2)	US$ per tonne	28

(1)  Includes price participations above indicated threshold.

(2)  Assumes ¾ of production to Asia; ¼ to Europe.

Next steps

Inmet, Petaquilla and Teck Cominco are in discussions with a view to formulating a strategy for the further advancement of the Petaquilla copper project.  The full revision and update prepared by AMEC will be available at www.inmetmining.com and www.petaquilla.com.

Forward looking information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words.  We believe the expectations reflected in such forward-looking statements are reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This press release is also available at www.inmetmining.com, www.petaquilla.com and www.teckcominco.com.

About Inmet – Inmet is a Canadian-based global mining company that produces copper, zinc and gold. We have interests in four mining operations in locations around the world: Çayeli, Pyhäsalmi, Troilus and Ok Tedi. For further information, please contact Jochen Tilk, President and Chief Operating Officer, (416) 860-3972.

About Teck Cominco – Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other speciality metals. Further information can be found at www.teckcominco.com. For further information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis, (604) 687-1117.

About Petaquilla – Petaquilla Minerals Ltd. (“PTQ”) is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”) pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A..  The Plan of Arrangement became effective on October 18, 2006.  Copper is in the process of applying for a listing on a major Canadian stock Exchange.  PTQ holds 17,735,406 shares in the capital of Copper.  For further information, please contact Tom Byrne, Manager of Corporate Communications, 1-877-694-0021.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

January 10, 2007

Item 3.

News Release

The Company’s news release dated January 10, 2007, was disseminated by CCN Matthews on January 10, 2007.

Item 4.

Summary of Material Change

Inmet Mining Corporation , Petaquilla Minerals Ltd. and Petaquilla Copper Ltd. (collectively “Petaquilla“) and Teck Cominco Limited announced the results of the cost update to the 1998 feasibility study recently completed by AMEC Americas Limited (AMEC) concerning the Petaquilla copper project in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated January 10, 2007

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Inmet Mining, Petaquilla and Teck Cominco Announce

Results of Petaquilla Feasibility Study Update

Toronto and Vancouver, Canada – January 10, 2007:   Inmet Mining Corporation (IMN-TSX), Petaquilla Minerals Ltd. (PTQ-TSX; PTQMF-OTCBB; P7Z-FWB) and Petaquilla Copper Ltd. (collectively “Petaquilla“) and Teck Cominco Limited (TCK.B-TSX; TCK-NYSE) are pleased to announce the results of the cost update to the 1998 feasibility study recently completed by AMEC Americas Limited (AMEC) concerning the Petaquilla copper project in Panama.

The cost update has concluded that the project will have a capital cost of US $1.7 billion (including working capital) and cash operating costs in years 1 to 10 of US $0.76 per pound of copper produced. Inmet, Petaquilla and Teck Cominco regard these results as encouraging.

Project description and ownership structure

In 1998, AMEC (then H. A. Simons) prepared a comprehensive feasibility study on the Petaquilla copper project in Panama. The recent cost update was based on the same operating parameters, which are summarized in Table 1 below:

Table 1 - Project summary

Mine production
Mineral resources under mine plan(1)	986 million tonnes
Mine life	23 years
Daily mill throughput	120,000 tonnes
Strip ratio (waste to ore)	0.97 to 1.00
Grades
Copper	0.5 percent
Gold	0.09 grams per tonne
Molybdenum	0.01 percent
Recoveries
Copper	90 percent
Gold	58 percent
Molybdenum	62 percent
Metal production – life-of-mine
Copper	4,445,000 tonnes
Gold	1,628,000 ounces
Molybdenum	59,500 tonnes
Metal production – average annual years 1 to 10
Copper	223,000 tonnes
Gold	87,000 ounces
Molybdenum	2,680 tonnes

1) The 1998 feasibility study, which was prepared before the adoption of National Instrument 43-101, estimated that the Petaquilla property contains the equivalent of approximately 1.1 billion tonnes of indicated mineral resources, grading 0.5 percent copper, 0.01 percent molybdenum and 0.1 grams per tonne of gold. This estimate included an assessment for mining dilution and recovery and was based on an open pit mine plan with an overall strip ratio of 1 to 1; a net smelter return cut-off of US $3.10 per tonne of ore; and a copper price of US $1.10 per pound. Each of Inmet, Petaquilla and Teck Cominco believes that the estimate continues to be relevant and reliable and uses mineral categories that are consistent with National Instrument 43-101. Accordingly, such estimate was used as the basis for the revision and update undertaken by AMEC of the 1998 feasibility study. However, a "qualified person" as defined under National Instrument 43-101 has not done sufficient work to classify this historical estimate as current mineral resources or mineral reserves.  This historical estimate is therefore not being treated as current mineral resources or mineral reserves by Inmet, Petaquilla and Teck Cominco and should not be relied upon as such.  In addition, mineral resources do not have demonstrated economic viability.

Inmet holds a 48 percent equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla currently holds a 52 percent equity interest. Teck Cominco has the right to acquire a 26 percent equity interest in Minera Petaquilla in return for funding 52 percent of all of the development costs for the project to commercial production. If Teck Cominco funds those development costs, it will recoup 26 percent of the development costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla. In lieu of receiving funding from Teck Cominco, Petaquilla may opt to finance the development costs for its 26 percent equity interest in the project, in which case Teck Cominco would have a direct 26 percent equity interest in the project.

Scope of work for the cost update

AMEC’s scope of work included an update of the existing preproduction and sustaining capital costs, an update of the operating costs and an update of the financial model.

In addition, AMEC conducted five trade-off studies as part of the update to consider opportunities to optimize the design of the project. These studies related to:

•

a concentrate pipeline to a Pacific port

•

grid power supply alternatives

•

the use of larger trucks and shovels in the mine

•

the use of a single-line semi-autogenous and ball mill grinding circuit

•

the use of larger flotation cells.

Where applicable, the results of the trade-off studies were incorporated into the cost update.

AMEC was not retained to provide, and is not responsible for, nor has it approved, the metal price, oil price, treatment and refining charges and freight pricing assumptions, which were provided by Inmet, Petaquilla and Teck Cominco. In the view of the companies, the assumptions used in the economic analysis set out below are reasonable in light of expected market conditions.

Economic analysis results

The results of the economic analysis, assuming a 60 percent debt scenario and a flat copper price for the life of the project of US $1.30 per pound are provided in table 2 below. The analysis was done in constant third quarter 2006 US dollars with no inflation of the revenues, capital costs or operating costs. However, the pre-production capital estimate does include a 2.5 percent escalation provision on capital during construction, a contingency of US $140 million and working capital. In addition, the following debt scenario was assumed:

•

pro rata drawdown of debt and equity

•

interest on the drawn-down debt accumulates

•

the first production year is an interest and principal payment holiday

•

a 10-year fixed principal repayment schedule

•

an interest rate on the debt of 7 percent per annum.

Table 2 - Economic analysis results (1)  (100 percent of project)

Assuming 60 percent debt
Net present value at 8 percent	US $287 million
Internal rate of return (2)	13.3 percent
Cash cost (average years 1 to10) (3)	US $0.76 per pound
Total cost (average years 1 to10) (4)	US $1.06 per pound

(1) Assumes four years to commencement of production.

(2) Includes sustaining capital and cost of financing development.

(3) Net of by-product credits.

(4) Includes depreciation.

Sensitivity analyses were also carried out assuming flat copper prices for the life of the project at US $1.10 per pound and US $1.50 per pound.

Table 2A below shows the change to the project’s net present value, internal rate of return and average cash cost for every US $0.10 per pound change in the copper price, using a discount rate of 8 percent.

Table 2A – Sensitivities on economic analysis results

Net present value	+/- US $210 million
Internal rate of return	+/- 4 percent
Cash cost (average years 1 to10)	+/- US $0.04 per pound

Capital costs

The preproduction capital cost for the project estimated by AMEC is US $1,708 million; the cost breakdown of this estimate is summarized in Table 3 below.

Table 3 – Capital costs

(millions)
Mine	US $301
Concentrator	349
Site and services	143
Port and power plant	214
General	227
Owners costs	126
Engineering, procurement and construction management	92
Contingency	140
Escalation	47
Working capital	69
Total	US $1,708

Total sustaining capital is estimated at US $473 million over the life of the mine. Most of the sustaining capital cost is for replacement of, and additions to, the mine and plant mobile equipment.

Operating costs

Life of mine (LOM) site operating costs assuming a copper price of US $1.30 per pound are shown in table 4 below. The assumptions made for oil, steel and concentrate marketing terms were based on the recent relationship between those elements of costs and copper prices. The oil, steel and concentrate marketing pricing used to estimate costs shown in table 4 are detailed in table 4A.

Table 4 – Life-of-mine average operating costs

(US dollars per tonne of ore milled)
Mine	US $1.89
Mill	3.26
Plant	0.52
General and administration	0.38
Total	US $6.05

Table 4A – Parameters for determining operating costs

Parameters	Units	Price
Copper	US$ per pound	1.30
Gold	US$ per ounce	500
Molybdenum	US$ per pound	6.50
Oil	US$ per barrel	45
Treatment and refining charges (1)	US$ per pound of copper produced	0.26
Ocean freight (2)	US$ per tonne	28

(1)  Includes price participations above indicated threshold.

(2)  Assumes ¾ of production to Asia; ¼ to Europe.

Next steps

Inmet, Petaquilla and Teck Cominco are in discussions with a view to formulating a strategy for the further advancement of the Petaquilla copper project.  The full revision and update prepared by AMEC will be available at www.inmetmining.com and www.petaquilla.com.

Forward looking information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words.  We believe the expectations reflected in such forward-looking statements are reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This press release is also available at www.inmetmining.com, www.petaquilla.com and www.teckcominco.com.

About Inmet – Inmet is a Canadian-based global mining company that produces copper, zinc and gold. We have interests in four mining operations in locations around the world: Çayeli, Pyhäsalmi, Troilus and Ok Tedi. For further information, please contact Jochen Tilk, President and Chief Operating Officer, (416) 860-3972.

About Teck Cominco – Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other speciality metals. Further information can be found at www.teckcominco.com. For further information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis, (604) 687-1117.

About Petaquilla – Petaquilla Minerals Ltd. (“PTQ”) is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”) pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A..  The Plan of Arrangement became effective on October 18, 2006.  Copper is in the process of applying for a listing on a major Canadian stock Exchange.  PTQ holds 17,735,406 shares in the capital of Copper.  For further information, please contact Tom Byrne, Manager of Corporate Communications, 1-877-694-0021.